# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cantaloupe, Inc., CIK 0000896429
CUSIP: 138103106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 405, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 10/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001739535

## Reporting persons
- Emmanuelle Geraldine Julie Labas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 3,667,000; shared voting power 0; sole dispositive power 3,667,000; shared dispositive power 0; aggregate amount beneficially owned 3,667,000 (4.99% of the class)
  Comment: This amendment constitutes an exit filing as the current ownership is below 5% of the Issuer's total shares outstanding. 4.99% ownership is based on 73,368,777 shares outstanding as of September 2, 2025, as such number was provided in the Issuer's Form 10-K filed with the SEC on September 8, 2025.
- Robert Derksen: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 3,667,000; shared voting power 0; sole dispositive power 3,667,000; shared dispositive power 0; aggregate amount beneficially owned 3,667,000 (4.99% of the class)
  Comment: This amendment constitutes an exit filing as the current ownership is below 5% of the Issuer's total shares outstanding. 4.99% ownership is based on 73,368,777 shares outstanding as of September 2, 2025, as such number was provided in the Issuer's Form 10-K filed with the SEC on September 8, 2025.
- Malabar Hill NV: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 3,667,000; shared voting power 0; sole dispositive power 3,667,000; shared dispositive power 0; aggregate amount beneficially owned 3,667,000 (4.99% of the class)
  Comment: This amendment constitutes an exit filing as the current ownership is below 5% of the Issuer's total shares outstanding. 4.99% ownership is based on 73,368,777 shares outstanding as of September 2, 2025, as such number was provided in the Issuer's Form 10-K filed with the SEC on September 8, 2025.
- Oakland Hills BV: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 3,667,000; shared voting power 0; sole dispositive power 3,667,000; shared dispositive power 0; aggregate amount beneficially owned 3,667,000 (4.99% of the class)
  Comment: This amendment constitutes an exit filing as the current ownership is below 5% of the Issuer's total shares outstanding. 4.99% ownership is based on 73,368,777 shares outstanding as of September 2, 2025, as such number was provided in the Issuer's Form 10-K filed with the SEC on September 8, 2025.

## Item 1. Issuer
Name of issuer: Cantaloupe, Inc.
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 405, Malvern, PA 19355

## Item 2. Person Filing
Name of person filing: Oakland Hills BV directly owns all of the shares reported on this Schedule 13G. Malabar Hill NV, is the statutory director of Oakland Hills BV, and Mr. R. Derksen, and Mrs. E.G.J. Labas are each statutory directors of Malabar Hill NV and, acting individually, each have voting and dispositive power over the shares held by Oakland Hills BV.
Address of principal business office or, if none, residence: Albert Hahnplantsoen 23, 1077 BM, Amsterdam, The Netherlands
Citizenship: The Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,667,000
Percent of class: 4.99%
Sole power to vote or to direct the vote: 3,667,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,667,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Emmanuelle Geraldine Julie Labas: /s/ F. Douglas Raymond, F. Douglas Raymond, Attorney-in-fact for Emmanuelle Geraldine Julie Labas (10/21/2025)
- Robert Derksen: /s/ F. Douglas Raymond, F. Douglas Raymond, Attorney-in-fact for Robert Derksen (10/21/2025)
- Malabar Hill NV: /s/ F. Douglas Raymond, F. Douglas Raymond, Attorney-in-fact for Emmanuelle Geraldine Julie Labas and Robert Derksen (10/21/2025)
- Oakland Hills BV: /s/ F. Douglas Raymond, F. Douglas Raymond, Attorney-in-fact for Emmanuelle Geraldine Julie Labas and Robert Derksen (10/21/2025)
Comment: 1. Emmanuelle Geraldine Julie Labas, statutory director of Malabar Hill NV, the statutory director of Oakland Hills BV

2. Robert Derksen, statutory director of Malabar Hill NV, the statutory director of Oakland Hills BV

3. Malabar Hill NV, by Emmanuelle Geraldine Julie Labas and Robert Derksen, statutory directors of Malabar Hill NV

4. Oakland Hills BV, by Malabar Hill NV the statutory director of Oakland Hills BV, by Emmanuelle Geraldine Julie Labas and Robert Derksen, statutory directors of Malabar Hill NV